Exhibit 8.1

ONE SHELL PLAZA 910 LOUISIANA	ABU DHABI AUSTIN
HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

September 20, 2010

Transocean Ltd.

Chemin de Blandonnet 10

CH-1214 Vernier, Switzerland

Transocean Inc.

70 Harbour Drive

Grand Cayman, Cayman Islands KY1-1003

Ladies and Gentlemen:

We are acting as counsel to Transocean Ltd., a Swiss corporation (“TL”), and Transocean Inc., a company organized under the laws of the Cayman Islands that is a direct, wholly-owned subsidiary of TL (“TI”), in connection with the issuance by TI of $1,100,000,000 principal amount of 4.95% Senior Notes Due 2015 and $900,000,000 principal amount of 6.50% Senior Notes Due 2020 (collectively, the “Notes”), fully and unconditionally guaranteed by TL, pursuant to (i) the Registration Statement on Form S-3 (Registration No. 333-169401) (the “Registration Statement”) as filed by TL and TI with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), and (ii) the related prospectus dated September 16, 2010, as supplemented by the prospectus supplement related to the Notes dated September 16, 2010 (as so supplemented, the “Prospectus”), as filed by TL and TI with the SEC pursuant to Rule 425(b)(5) under the Act.

In providing this opinion, we have examined and are relying upon the truth and accuracy at all relevant times of (i) the Registration Statement, (ii) the Prospectus, (iii) a certificate provided to us by a representative of TL and TI, and (iv) such other records and documents as in our judgment are necessary or appropriate to enable us to provide this opinion. In addition, we assume that (i) the transactions described in the Registration Statement and the Prospectus will take place as stated therein and (ii) any representations referred to in the immediately preceding sentence which are made “to the best knowledge of” or with any similar qualification are correct without such qualification. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

Subject to the assumptions set forth above and to the qualifications and limitations set forth below, we are of the opinion that the discussion set forth in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations”, insofar as concerns conclusions of law, accurately summarizes the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Notes.

Transocean Ltd.	- 2 -	September 20, 2010
Transocean Inc.

Our opinion is based on our interpretation of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as of the date hereof. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. Our opinion is rendered as of the date hereof, and we assume no obligation to advise you of any change in fact, circumstances, or law which may alter, affect, or modify our opinion. Furthermore, our opinion is not binding on the IRS or a court. As a result, there can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to our opinion if litigated.

We hereby consent to the filing of this opinion of counsel as Exhibit 8.1 to the Current Report on Form 8-K. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Sincerely,

/s/ Baker Botts L.L.P.